UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ocean Rig UDW Inc. (the “Company”), dated February 18, 2014: Ocean Rig UDW Inc. Reports Financial and Operating Results for the Fourth Quarter 2013.

This Report on Form 6-K, and the exhibit hereto, except for the section entitled "George Economou, Chairman and Chief Executive Officer of the Company commented" is hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-184450) filed with the Securities and Exchange Commission on October 16, 2012.

                                                                     SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: February 18, 2014	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

OCEAN RIG UDW INC. REPORTS FINANCIAL AND OPERATING RESULTS FOR THE FOURTH QUARTER 2013

February 18, 2014, Nicosia, Cyprus. Ocean Rig UDW Inc. (NASDAQ:ORIG), or Ocean Rig or the Company, an international contractor of offshore deepwater drilling services today announced its unaudited financial and operating results for the fourth quarter ended December 31, 2013.

Fourth Quarter 2013 Financial Highlights

➢

For the fourth quarter of 2013, the Company reported a net income of $39.7 million, or $0.30 basic and diluted earnings per share.

➢

The Company reported Adjusted EBITDA of $163.8 million for the fourth quarter of 2013, as compared to $75.4 million for the fourth quarter of 2012.(1)

Year Ended December 31, 2013 Financial Highlights

➢

For the year ended December 31, 2013, the Company reported a net income of $63.3 million, or $0.48 basic and diluted earnings per share.

Included in the year ended December 31, 2013 results are:

-

Non-cash write-offs and breakage costs associated with the full repayment of Ocean Rig's $800.0 million secured term loan agreement and the two $495.0 million senior secured credit facilities totaling $61.1million or $0.46 per share.

Excluding the above items, the Company would have reported a net income of $124.4 million, or $0.94 per share.

➢

The Company reported Adjusted EBITDA(1) of $545.7 million for the year ended 2013, as compared to $354.4 million for the year ended 2012.

Recent Highlights

-

On February 7, 2014, the Company refinanced its existing short-term Tranche B-2 Term Loans with a fungible add-on to its existing long-term Tranche B-1 Term Loans.  As a result of this refinancing, the total $1.9 billion of Tranche B-1 Term Loans will mature no earlier than the third quarter of 2020.

-

On January 27, 2014, the Ocean Rig Skyros arrived in Angola and commenced the acceptance testing under the contract with Total E&P.

(1) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income.

-

On December 30, 2013, the Company agreed with a major oil company to further extend until March 30, 2014, the expiration of the previously announced Letter of Award for its ultra deepwater drillship Ocean Rig Skyros.

-

On December 20, 2013, the Company took delivery of its ultra deepwater drillship, the Ocean Rig Skyros and drew down $450.0 million under its $1.35 billion syndicated secured term loan facility.

George Economou, Chairman and Chief Executive Officer of the Company, commented:

“In the fourth quarter our fleet operated at 95.8% utilization continuing the strong trend from the previous three quarters. Our full year 2013 fleet operating efficiency was approximately 94.7%, allowing us to successfully monetize our contracted revenue backlog. As a result, for 2013 we recorded approximately $1,180 million in net revenue and after paying operating and G&A expenses our EBITDA for 2013 amounted to approximately $546 million.

“In 2013 we took delivery of two 7th generation UDW drillships, Ocean Rig Mylos and Ocean Rig Skyros, and expect to take delivery of the Ocean Rig Athena, last of these three sister-drillships, in March.  We are focused on smoothly integrating these newbuild units into our on-the-water fleet, and ensuring the on-time delivery of our two 2015 UDW drillships, the Ocean Rig Apollo and Ocean Rig Santorini. Unfortunately unscheduled rig downtime is an industry fact and in the end of December we experienced a series of subsea equipment related downtime with respect to the Ocean Rig Mylos which resulted in low operating efficiency for this unit year-to-date.

“We are pleased with the successful refinancing, completed this month, of the short-term tranche of our Term Loan B Facility with a fungible add-on to the long-term tranche. The entire $1.9 billion Term Loan B Facility will now mature not earlier than the third quarter of 2020.

“Recently there has been some softness in the market as a result of several drilling units coming off-contract and certain newbuildings without contracts scheduled for delivery in 2014. We believe that these market conditions will not last for long and will not be as deep as current market consensus expectations due to the overall obsolescence of the offshore drilling fleet.  Rates for premium UDW units, such as ours, remain firm and we expect upcoming contract announcements will provide a clear price point for premium units.

“With our fleet fully contracted in 2014 and 72% contracted in 2015, and with attractive free cashflow generation capacity, we are in the enviable position to focus on implementing our announced value creation initiatives for our shareholders.”

Financial Review: 2013 Fourth Quarter

The Company recorded a net income of $39.7 million, or $0.30 basic and diluted earnings per share, for the three-month period ended December 31, 2013, as compared to a net loss of $71.0 million, or $0.54 basic and diluted losses per share, for the three-month period ended December 31, 2012. Adjusted EBITDA(1) was $163.8 million for the fourth quarter of 2013, as compared to $75.4 million for the same period in 2012.

Revenues from drilling contracts increased by $115.7 million to $345.5 million for the three-month period ended December 31, 2013, as compared to $229.8 million for the same period in 2012.

Rig operating expenses decreased to $138.3 million and total depreciation and amortization increased to $65.3 million for the three-month period ended December 31 2013, from $173.1 million and $56.5 million, respectively, for the three-month period ended December 31, 2012. Total general and administrative expenses increased to $41.2 million in the fourth quarter of 2013 from $23.5 million during the same period in 2012.

Interest and finance costs, net of interest income, amounted to $47.0 million for the three-month period ended December 31, 2013, compared to $29.8 million for the three-month period ended December 31, 2012.

New Director

On February 14, 2014, director Michael Gregos resigned for personal reasons. In his place, Professor John Liveris was appointed to our board of directors. Professor Liveris is an international consultant in the energy and technology industries. During the years 2007 to 2011, Professor Liveris served as Chairman of the Board of OceanFreight Inc., which was a shipping company listed on the NASDAQ. Prior to his current activities and until 1999, Professor Liveris was the Group Senior Advisor at Intracom, the leading Greek telecommunications and electronics manufacturer. Professor Liveris studied mechanical engineering at Tufts University in Boston, Mass. and did his graduate and doctoral studies in engineering management at the George Washington University in Washington, DC. There he taught from 1979 to 1996, attaining Professorial rank.

(1) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income.

Fleet List

The table below describes our fleet profile and drilling contract backlog as of February 14, 2014:

Drilling Rigs / Drillships:

Unit Leiv Eiriksson	Year built/ or Scheduled Delivery 2001	Redelivery Q2 – 16	Operating area Norway	Backlog ($m) $431
Eirik Raude	2002	Q4 – 14	Sierra Leone, Ivory Coast	$167
Ocean Rig Corcovado	2011	Q2 – 15	Brazil	$204
Ocean Rig Olympia	2011	Q3 – 15	Gabon, Angola	$323
Ocean Rig Poseidon	2011	Q2 – 16	Angola	$588
Ocean Rig Mykonos	2011	Q1 – 15	Brazil	$177
Ocean Rig Mylos	2013	Q4 – 16	Brazil	$612
Ocean Rig Skyros	2013	Q4 – 14	Angola	$158
		Q4 – 20	Angola	$1,264(1)
Newbuildings
Ocean Rig Athena (Expected delivery Mar. 2014)	2014	Q2 – 17	Angola	$757
Ocean Rig Apollo (Expected delivery Jan. 2015)	2015	Q1 – 18	Congo	$670
Ocean Rig Santorini (Expected delivery Dec. 2015)	2015	N/A	N/A	N/A
Total				$5,351

(1)  Letter of Award is subject to definitive documentation and other approvals.

Ocean Rig UDW Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended December 31,		Year Ended December 31,
	2012	2013	2012	2013

REVENUES:
Drilling revenues, net	$229,751	$345,458	$941,903	$1,180,250

EXPENSES:
Drilling rig operating expenses	173,092	138,311	563,583	504,957
Depreciation and amortization	56,454	65,275	224,479	235,473
General and administrative expenses and other, net	23,528	41,182	83,780	126,868
Legal settlements and other, net	-	-	4,524	6,000

Operating income/(loss)	(23,323)	100,690	65,537	306,952

OTHER INCOME/(EXPENSES):
Interest and finance costs, net of interest income	(29,826)	(46,952)	(115,874)	(210,969)
Gain/(loss) on interest rate swaps	(4,860)	(2,384)	(36,974)	8,616
Other, net	(1,650)	(2,198)	(1,068)	3,315
Income taxes	(11,354)	(9,492)	(43,957)	(44,591)
Total other expenses	(47,690)	(61,026)	(197,873)	(243,629)

Net income/ (loss)	$(71,013)	$39,664	$(132,336)	$63,323

Earnings/ (loss) per common share, basic and diluted	$(0.54)	$0.30	$(1.00)	$0.48
Weighted average number of shares, basic and diluted	131,696,955	131,762,989	131,696,935	131,727,504

Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2012	December 31, 2013

ASSETS
Cash, cash equivalents and restricted cash (current and non-current)	$510,061	$659,028
Other current assets	242,447	400,689
Advances for drillships under construction and related costs	992,825	662,313
Drilling rigs, drillships, machinery and equipment, net	4,399,462	5,777,025
Other non-current assets	80,319	121,395
Total assets	6,225,114	7,620,450

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt	2,853,410	3,993,236
Total other liabilities	463,189	647,371
Total stockholders’ equity	2,908,515	2,979,843
Total liabilities and stockholders’ equity	$6,225,114	$7,620,450

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, class survey costs and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income/ (loss) to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended December 31,		Year Ended December 31,
	2012	2013	2012	2013
Net income/ (loss)	$(71,013)	$39,664	$(132,336)	$63,323

Add: Net interest expense	29,826	46,952	115,874	210,969
Add: Depreciation and amortization	56,454	65,275	224,479	235,473
Add: Class survey costs	43,912	-	65,491	-
Add: Income taxes	11,354	9,492	43,957	44,591
Add: Loss/ (Gain) on interest rate swaps	4,860	2,384	36,974	(8,616)
Adjusted EBITDA	$75,393	$163,767	$354,439	$545,740

Drill Rigs Holdings Inc - Supplemental Information

Leiv Eiriksson

The Leiv Eiriksson is currently drilling offshore Norway under our three-year contract with Rig Management Norway. During the fourth quarter of 2013, the unit achieved utilization of 93%.

Eirik Raude

The Eirik Raude is currently drilling offshore West Africa under our contract with Lukoil, which is expected to end in December of 2014. During the fourth quarter of 2013, the unit achieved utilization of 100% .

Summary Financials of Drill Rig Holdings Inc.:

	Year ended December 31, 2012	Year ended December 31, 2013
(Dollars in thousands)
Total revenue………………………………	313,479	$407,633
EBITDA..……………………….	99,651	229,419
Total assets…………………………………	$ 1,271,829	1,366,349
Total debt, net of financing fees………..	(781,001)	(784,485)
Shareholders equity………………………	(337,086)	(458,298)
Total cash and cash equivalents……….…	$ 62,429	$87,007

    EBITDA reconciliation of Drill Rig Holdings Inc.:

(Dollars in thousands)	Three Months Ended December 31,		Year Ended December 31,
	2012	2013	2012	2013
Net Income/(loss)	$(75,962)	$34,756	$(75,875)	$109,013
Add: Net interest expense	6,885	15,333	30,451	44,117
Add: Depreciation and amortization	18,117	17,841	73,322	72,110
Add: Class survey costs	43,912	-	65,491	-
Add: Income taxes	17	1,573	6,262	4,179
EBITDA	$(7,031)	$69,503	$99,651	$229,419

Conference Call and Webcast: February 19, 2014

As announced, the Company’s management team will host a conference call, on Wednesday, February 19, 2014 at 8:00 a.m. Eastern Standard Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Ocean Rig"

A replay of the conference call will be available until February 26, 2014. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard  international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 55592075#.

A replay of the conference call will also be available on the Company’s website at www.ocean- rig.com under the Investor Relations section.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Ocean Rig UDW Inc. website www.ocean-rig.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. The company owns and operates 11 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 9 ultra deepwater drillships, 1 of which is scheduled to be delivered to the Company during 2014 and 2 of which are scheduled to be delivered during 2015.

Ocean Rig’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG”

Visit the Company’s website at www.ocean-rig.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward- looking statements relate to Ocean Rig’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. Forward-looking statements reflect Ocean Rig’s current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, may of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Ocean Rig’s records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig’s control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward- looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include (i) factors related to the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs; (ii);hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) changes in laws and governmental regulations, particularly with respect to environmental matters; (iv) the availability of competing offshore drilling vessels; (v) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vi) the performance of our rigs; (vii) our ability to procure or have access to financing and comply with our loan covenants; (viii) our ability to successfully employ our drilling units; (ix) our capital expenditures, including the timing and cost of completion of capital projects; and (x) our revenues and expenses. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports filed by Ocean Rig UDW Inc. with the U.S. Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: oceanrig@capitallink.com